Exhibit 99
	For Release:	November 9, 2020

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports third quarter earnings of 78 cents
Reaffirms 2020 earnings guidance range

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2020 earnings of 78 cents per share on net income of $40.7 million. Last year’s results were 60 cents per share on net income of $31.2 million.

“ALLETE’s strong financial performance for this quarter and significant progress made on two of our large renewable energy projects representing over 500 megawatts of new, carbon free wind generation, demonstrate our resilience and resourcefulness while we work to mitigate the effects of the pandemic on our customers and the economy,” said ALLETE President and CEO Bethany Owen. “ALLETE remains focused on delivering essential energy services to our customers and value to our shareholders, while leading the transition to cleaner energy and reducing carbon as part of our sustainability in action strategy.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Co., recorded net income of $42.4 million, compared to $32.4 million in the third quarter of 2019. Earnings reflect higher net income at Minnesota Power primarily due to higher rates, and year-over-year timing impacts related to income tax expense and fuel adjustment clause recoveries. The quarter also reflects lower kilowatt-hour sales to commercial and industrial customers due to COVID-19 impacts, partially offset by increased residential sales, and lower revenue from other power suppliers due to the expiration of a contract in the second quarter of 2020.

ALLETE Clean Energy recorded third quarter 2020 net income of $1.1 million compared to a net loss of $1.2 million in 2019. Net income in 2020 reflects additional production tax credits, higher kilowatt-hour sales due to higher wind resources compared to 2019, and earnings from the new Glen Ullin and South Peak wind energy facilities.

Corporate and Other, which includes BNI Energy and ALLETE Properties, recorded a loss of $2.8 million in 2020 primarily due to lower earnings on cash and short-term investments and year-over-year timing impacts related to the recording of income tax expense, which varies quarter to quarter based on an estimated annual effective tax rate.

“We continue to expect ALLETE’s 2020 annual adjusted earnings guidance (Non-GAAP) to be in the range of $3.25 to $3.45 per share, excluding the 16 cent per share charge related to the Minnesota Power rate case resolution, net of tax.” said ALLETE Senior Vice President and Chief Financial Officer Bob Adams. “This guidance reflects lower power demand and kilowatt-hour sales related to Keewatin Taconite and Verso Corporation operations that remain idled, as well as lower demand from other customers, partially offset by lower operating and maintenance expense.”

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), November 9, 2020, at which time management will discuss the third quarter of 2020 financial results. Interested parties may listen live by calling 877-303-5852, pass code 5289685, ten minutes prior to the start time, or may listen to the live audio-only webcast and view supporting slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through November 16, 2020 by calling (855) 859-2056, pass code 5289685. The webcast will be accessible for one year at www.allete.com.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the company's operations, such as the charge for the recent Minnesota Power rate case resolution. Management believes that the presentation of non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented. See page 4 in this release for a reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP).

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Operating Revenue
Contracts with Customers – Utility	$255.1	$254.1	$721.2	$786.1
Contracts with Customers – Non-utility	35.9	31.3	119.0	141.1
Other – Non-utility	2.9	2.9	8.5	8.7
Total Operating Revenue	293.9	288.3	848.7	935.9
Operating Expenses
Fuel, Purchased Power and Gas – Utility	93.4	98.2	251.7	295.9
Transmission Services – Utility	14.9	18.3	49.8	55.8
Cost of Sales – Non-utility	15.4	14.7	48.6	61.8
Operating and Maintenance	61.9	58.1	181.9	201.0
Depreciation and Amortization	53.4	49.5	161.3	151.6
Taxes Other than Income Taxes	13.3	12.5	40.9	39.8
Total Operating Expenses	252.3	251.3	734.2	805.9
Operating Income	41.6	37.0	114.5	130.0
Other Income (Expense)
Interest Expense	(16.3)	(16.1)	(47.9)	(48.9)
Equity Earnings	5.1	4.9	16.7	15.3
Gain on Sale of U.S. Water Services	—	—	—	20.6
Other	2.9	3.0	9.1	14.6
Total Other Income (Expense)	(8.3)	(8.2)	(22.1)	1.6
Income Before Income Taxes	33.3	28.8	92.4	131.6
Income Tax Expense (Benefit)	(5.5)	(2.4)	(27.8)	(4.3)
Net Income	38.8	31.2	120.2	135.9
Net Loss Attributable to Non-Controlling Interest	(1.9)	—	(6.9)	—
Net Income Attributable to ALLETE	$40.7	$31.2	$127.1	$135.9
Average Shares of Common Stock
Basic	51.9	51.7	51.8	51.6
Diluted	52.0	51.8	51.9	51.7
Basic Earnings Per Share of Common Stock	$0.78	$0.60	$2.45	$2.63
Diluted Earnings Per Share of Common Stock	$0.78	$0.60	$2.45	$2.63
Dividends Per Share of Common Stock	$0.6175	$0.5875	$1.8525	$1.7625

Consolidated Balance Sheet
Millions - Unaudited

	Sep. 30	Dec. 31,		Sep. 30	Dec. 31,
	2020	2019		2020	2019
Assets			Liabilities and Equity
Cash and Cash Equivalents	$79.0	$69.3	Current Liabilities	$630.0	$507.4
Other Current Assets	186.1	200.2	Long-Term Debt	1,608.0	1,400.9
Property, Plant and Equipment – Net	4,697.5	4,377.0	Deferred Income Taxes	204.8	212.8
Regulatory Assets	427.9	420.5	Regulatory Liabilities	547.1	560.3
Equity Investments	291.8	197.6	Defined Benefit Pension and Other Postretirement Benefit Plans	157.5	172.8
Other Non-Current Assets	196.2	218.2	Other Non-Current Liabilities	285.5	293.0
			Equity	2,445.6	2,335.6
Total Assets	$5,878.5	$5,482.8	Total Liabilities and Equity	$5,878.5	$5,482.8

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2020	2019	2020	2019
Millions
Regulated Operations	$42.4	$32.4	$111.0	$114.2
ALLETE Clean Energy	1.1	(1.2)	16.8	6.5
U.S. Water Services	—	—	—	(1.1)
Corporate and Other	(2.8)	—	(0.7)	16.3
Net Income Attributable to ALLETE	$40.7	$31.2	$127.1	$135.9
Diluted Earnings Per Share	$0.78	$0.60	$2.45	$2.63

Statistical Data
Corporate
Common Stock
High	$61.32	$88.60	$84.71	$88.60
Low	$49.91	$82.38	$48.22	$72.50
Close	$51.74	$87.41	$51.74	$87.41
Book Value	$43.89	$42.73	$43.89	$42.73

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	268	248	835	829
Commercial	345	361	983	1,043
Industrial	1,410	1,802	4,547	5,389
Municipal	147	146	434	519
Total Retail and Municipal	2,170	2,557	6,799	7,780
Other Power Suppliers	967	758	2,495	2,294
Total Regulated Utility Kilowatt-hours Sold	3,137	3,315	9,294	10,074

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$32.2	$27.6	$93.3	$94.0
Commercial	36.5	36.0	99.5	106.1
Industrial	109.3	115.4	315.0	356.0
Municipal	11.2	11.8	30.5	39.4
Total Retail and Municipal Electric Revenue	189.2	190.8	538.3	595.5
Other Power Suppliers	30.9	37.3	96.6	111.9
Other (Includes Water and Gas Revenue)	35.0	26.0	86.3	78.7
Total Regulated Utility Revenue	$255.1	$254.1	$721.2	$786.1

A reconciliation of 2020 annual GAAP earnings guidance range to 2020 annual adjusted earnings guidance range (Non-GAAP) is as follows:

2020 Annual GAAP Earnings Guidance Range	$3.09 - $3.29
Rate Case Settlement Charge	$0.23
Less: Income Tax Benefit	$(0.07)
Rate Case Settlement Charge, Net of Income Tax Benefit	$0.16
2020 Annual Adjusted Earnings Guidance Range (Non-GAAP)	$3.25 - $3.45

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802